SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

August 14, 2023

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Exor becomes a long-term investor in Philips supporting the company's strategy", dated August 14, 2023.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on August 14, 2023.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

August 14, 2023

Exor becomes a long-term investor in Philips supporting the company’s strategy

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG; AEX: PHIA) a global leader in health technology, and Exor N.V. (AEX: EXO), the Netherlands-based diversified holding company, announce they have entered into a relationship agreement as a result of which Exor has bought a 15% shareholding in Philips. This investment by Exor is fully supportive of Philips’ leadership, strategy and value creation potential and provides for Exor to nominate one member to the Supervisory Board of Philips.

Philips’ strategy and value creation plan with sustainable impact is based on its purpose to improve people's health and well-being through meaningful innovation. The company has leading market positions in attractive health technology market segments enabled by an innovative portfolio and strong customer base.

Exor aims to build great companies providing stable and committed support for their long-term value creation plans. The discussions between Exor and Philips were initiated in the context of Exor’s stated interest in increasing its presence in the healthcare and technology sectors. Exor’s investment in Philips will not result in any share dilution and has been carried out by way of on-market share purchases and an agreement with a major financial institution.

The relationship agreement includes Exor’s commitment to be a long-term minority investor and the right to propose one member to the Supervisory Board, as well as several customary conditions. While Exor does not plan to buy further Philips shares in the short term, over time the relationship agreement provides for Exor, at its discretion, to increase its participation to a maximum limit of 20% of Philips’ outstanding ordinary share capital. The relationship agreement can be accessed here.

Roy Jakobs, CEO of Royal Philips, said: “Exor’s investment in Philips, their long-term outlook and increased focus on healthcare and technology, fit well with our strategy and substantial value creation potential. With our market leadership positions and people-centric innovation capabilities, Philips is well positioned to deliver on our purpose to improve the health and well-being of people, creating value for all stakeholders.”

Feike Sijbesma, Chairman of the Supervisory Board of Royal Philips, said: “We welcome Exor as a long-term investor in Philips. They have a successful track record and clear strategy to grow and develop in healthcare and technology. Exor’s substantial investment underlines their confidence in Philips’ transformation into a healthcare technology company and its growth and value potential.”

John Elkann, Exor’s CEO, commented: “The path of change taken by Philips in recent years has created a company that combines two areas – healthcare and technology – to which we are committed. Our discussions have confirmed the strong and positive alignment between our long-term, supportive approach to our companies and Philips’ ambitious plans under the chairmanship of Feike Sijbesma and the executive team led by Roy Jakobs.”

For further information, please contact:

Philips Global Media Relations
Steve Klink
Tel.: +31 6 10888824
E-mail: steve.klink@philips.com

Philips Investor Relations
Leandro Mazzoni
Tel.: +31 20 59 77055
E-mail: leandro.mazzoni@philips.com

Exor Media Relations
Tel.: +31 20 240 2221
E-mail: media@exor.com

Exor Investor Relations
Tel.: +31 20 240 2222
E-mail: ir@exor.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and well-being through meaningful innovation. Philips’ patient- and people-centric innovation leverages advanced technology and deep clinical and consumer insights to deliver personal health solutions for consumers and professional health solutions for healthcare providers and their patients in the hospital and the home. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, ultrasound, image-guided therapy, monitoring and enterprise informatics, as well as in personal health. Philips generated 2022 sales of EUR 17.8 billion and employs approximately 71,500 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

About Exor
Exor N.V. (AEX: EXO), is the Netherlands based diversified holding company, listed on the AEX. For over a century, Exor has built great companies and made successful investments worldwide with a culture that combines entrepreneurial spirit and financial discipline. With a Net Asset Value of around EUR 33 billion, its portfolio is principally made up of companies in which Exor is the largest shareholder including Ferrari, Stellantis and CNH Industrial. More recently, in the healthcare sector Exor has made important investments in Institut Mérieux and in Lifenet Healthcare while in the technology sector it has become the largest single shareholder in VIA Transportation Inc.

Forward-looking statements
This statement contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.